Exhibit 99.1

Cimatron Reports $11 Million Revenues in Q1/14, Marking
Record First Quarter Revenues, Operating Profit
and Cash Flow

Givat Shmuel, Israel, – May 14th, 2014 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM software solutions for the toolmaking and manufacturing industries, today announced its financial results for the first quarter of 2014.

Highlights of Cimatron’s results for the first quarter of 2014 include the following:

•	40% year-over-year increase in non-GAAP operating profit, to a Q1 record of $1.4 million
•	Record Q1 revenues of $11 million, an 8% year-over-year increase (6.3% on constant currency basis)
•	16th consecutive quarter with year-over-year revenue growth on a constant currency basis
•	$3.2 million cash flow from operating activities; End of quarter net cash balance of $16.1 million or $1.50 per share

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, noted, “We are very pleased to report Q1 2014 as a record first quarter. In particular, we are pleased that the year-over-year revenue growth of 8% in the quarter was translated to 40% year-over-year growth in operating profit, reflecting once again the strong operating leverage inherent in our business model.

“The solid growth in both revenues and operating profit, as well as the strong positive cash flow, will enable us to continue investing in product development and pursuing additional opportunities for expanding our distribution network, while continuing to look for M&A opportunities.

“We recently held two large reseller meetings, one for the GibbsCAM product line and one for the CimatronE product line, where the upcoming versions of both products were presented and welcomed with enthusiasm. We have a lot to look forward to in the 2014 versions, which include exciting developments for manufacturing, tool making and additive manufacturing,” concluded Mr. Haran.

The following provides details on Cimatron’s GAAP and non-GAAP results for the first quarter of 2014:

GAAP:

Revenues for the first quarter of 2014 increased by 8% to $11.0 million, from $10.2 million recorded in the first quarter of 2013.

Gross Profit for the first quarter of 2014 was $9.5 million, as compared to $8.8 million in the same period in 2013. Gross margin in the first quarter of 2014 constituted 86% of revenues, compared to 87% in the first quarter of 2013.

Operating Profit in the first quarter of 2014 increased by 38% to $1.1 million, from $0.8 million in the corresponding quarter of 2013.

Net Profit for the first quarter of 2014 was $0.7 million, or $0.06 per diluted share, compared to a net profit of $0.6 million, or $0.06 per diluted share, recorded in the same quarter of 2013.

Non-GAAP:

Revenues for the first quarter of 2014 increased by 8% to $11.0 million, from $10.2 million recorded in the first quarter of 2013.

Gross Profit for the first quarter of 2014 was $9.6 million, as compared to $9.0 million in the same period of 2013. Gross margin in the first quarter of 2014 constituted 88% of revenues, the same as in the first quarter of 2013.

Operating Profit in the first quarter of 2014 increased by 40% to $1.4 million, from $1.0 million in the corresponding quarter of 2013.

Net Profit for the first quarter of 2014 was $0.9 million, or $0.08 per diluted share, compared to net profit of $0.7 million, or $0.08 per diluted share, recorded in the same quarter of 2013.

Conference Call

Cimatron's management will host a conference call today, May 14, 2014, at 9:00 EDT, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-888-407-2553
International: +972-3-9180610
Israel: 03-9180610

For those unable to listen to the live call, a replay of the call will be available beginning on the day after the call at the investor relations section of Cimatron's website, at: www.cimatron.com

Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income included herein. Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets, stock based compensation and deferred income tax, as well as certain business combination and other accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With over 30 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with software solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron's shares are publicly traded on the NASDAQ under the symbol CIMT. For more information, please visit Cimatron’s web site at: http://www.cimatron.com

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to Cimatron’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycles, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Company Contact:	Investor Relations contact
Ilan Erez, Chief Financial Officer	Ehud Helft/Kenny Green
Cimatron Ltd.	GK Investor Relations
Tel.; 972-73-237-0114	Tel: (US) 1 646 201 9246
Email: ilane@cimatron.com	Email: Cimatron@gkir.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended
	March 31,
	2014	2013

Total revenue	10,963	10,158

Total cost of revenue	1,503	1,326

Gross profit	9,460	8,832

Research and development expenses	1,915	1,728

Selling, general and administrative expenses	6,474	6,326

Operating income	1,071	778

Financial income (expenses), net	(39)	16

Taxes on income	(350)	(192)

Other	(21)	2

Net income	661	604

Less: Net income attributable to the noncontrolling interest	(10)	-

Net income attributable to Cimatron's shareholders	$651	$604

Net income per share - basic and diluted	$0.06	$0.06

Weighted average number of shares outstanding

Basic EPS (in thousands)	10,731	9,348

Diluted EPS (in thousands)	10,731	9,358

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended
	March,
	2014			2013
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue	10,963	-	10,963	10,158	-	10,158

Total cost of revenue (1)	1,503	(147)	1,356	1,326	(147)	1,179

Gross profit	9,460	147	9,607	8,832	147	8,979

Research and development expenses (2)	1,915	(12)	1,903	1,728	-	1,728

Selling, general and administrative expenses	6,474		6,337	6,326		6,273
Non-cash amortization of acquired intangible assets		-			(53)
Stock-based compensation		(137)			-

Operating income	1,071	296	1,367	778	200	978

Financial income (expenses), net	(39)	-	(39)	16	-	16

Taxes on income (3)	(350)	(83)	(433)	(192)	(91)	(283)

Other	(21)	-	(21)	2	-	2

Net income	661	213	874	604	109	713

Less: Net income attributable to the noncontrolling interest	(10)	-	(10)	-	-	-

Net income attributable to Cimatron's shareholders	$651	$213	$864	$604	$109	$713

Net income per share - basic and diluted	$0.06		$0.08	$0.06		$0.08

Weighted average number of shares outstanding

Basic EPS (in thousands)	10,731		10,731	9,348		9,348

Diluted EPS (in thousands)	10,731		10,731	9,358		9,358

(1) Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets
(2) Non-GAAP adjustment to exclude stock-based compensation
(3) Non-GAAP adjustment to exclude the effect of deferred taxes and other non-current tax provisions.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	March 31,	December 31,
	2014	2013

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$16,614	$13,052
Trade receivables	6,792	6,838
Other current assets	2,832	2,434
Total current assets	26,238	22,324

Deposits with insurance companies and severance pay fund	3,719	3,725

Net property and equipment	973	977

Net other assets	10,272	10,407

Total assets	$41,202	$37,433

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$535	$5
Trade payables	973	1,356
Accrued expenses and other liabilities	6,128	6,297
Deferred revenues	6,058	2,974
Total current liabilities	13,694	10,632

LONG-TERM LIABILITIES:
Accrued severance pay	5,091	5,018
Deferred tax liability	9	69
Total long-term liabilities	5,100	5,087

Total shareholders’ equity	22,408	21,714
Total liabilities and shareholders’ equity	$41,202	$37,433

CIMATRON LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)

				Accumulated other comprehensive income			Comprehensive income
	Noncontrolling Interest	Share capital	Additional paid-in capital		Retained earnings	Treasury stock		Total shareholders’ equity
Balance at December 31, 2013	$33	$350	$17,172	$88	$4,823	$(752)		$21,714
Changes during the three months ended March 31, 2014:
Net income	10				651		661	661
Stock based compensation			149					149
Other	(43)			(109)			(152)	(152)
Foreign currency translation adjustment				36			36	36
Total comprehensive income							545
Balance at March 31, 2014	$-	$350	$17,321	$15	$5,474	$(752)		$22,408

CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	Three months ended
	March 31,
	2014	2013

Cash flows from operating activities:
Net income	$661	$604

Adjustments to reconcile net income
to net cash provided by (used in) operating activities:
Depreciation and amortization	239	293
Increase in accrued severance pay	62	86
Stock based compensation	149	-
Deferred taxes, net	(77)	(90)

Changes in assets and liabilities:
Increase in accounts receivable and prepaid expenses	(258)	(1,194)
Decrease in inventory	5	-
Decrease (increase) in deposits with insurance companies and severance pay fund	6	(110)
Increase in trade payables, accrued expenses and other liabilities	2,425	280
Net cash provided by (used in) operating activities	3,212	(131)

Cash flows from investing activities:
Proceeds from sale of property and equipment	-	7
Purchase of property and equipment	(65)	(49)
Net cash used in investing activities	(65)	(42)

Cash flows from financing activities:
Short-term bank credit	509	5,658
Purchase of non-controlling interest	(92)	-
Cash distribution to shareholders	-	(7,874)
Net cash provided by (used in) financing activities	417	(2,216)

Net increase (decrease) in cash and cash equivalents	3,564	(2,389)
Effect of exchange rate changes on cash	(2)	(88)
Cash and cash equivalents at beginning of period	13,052	11,903
Cash and cash equivalents at end of period	$16,614	$9,426

Appendix A - Non-cash transactions
Purchase of property on credit	$20	$5